UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29379 / August 10, 2010

In the Matter of   :
                                                                    :
FEDERATED ENHANCED TREASURY INCOME FUND   :
FEDERATED PREMIER INTERMEDIATE MUNICIPAL INCOME FUND   :
FEDERATED PREMIER MUNICIPAL INCOME FUND   :
FEDERATED INVESTMENT MANAGEMENT COMPANY   :
                                                                    :
Federated Investors Tower   :
1001 Liberty Avenue   :
Pittsburgh, Pennsylvania 15222-3779   :
                                                                    :
(812-13743)   :
                                                                    :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Federated Enhanced Treasury Income Fund, Federated Premier Intermediate Municipal Income Fund, Federated Premier Municipal Income Fund and Federated Investment Management Company, filed an application on January 15, 2010 and amendments to the application on May 18, 2010 and July 9, 2010 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order permits certain registered closed-end management investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as monthly in any taxable year, and as frequently as distributions are specified by or in accordance with the terms of such investment companies' preferred stock.

On July 14, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29341). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Federated Enhanced Treasury Income Fund, Federated Premier Intermediate Municipal Income Fund, Federated Premier Municipal Income Fund and Federated Investment Management Company (File No. 812-13743) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary